Exhibit 99.3

Seabridge Gold Inc.

Report to Shareholders
Quarter Ended September 30, 2015

Recent Highlights
• 2015 Drill Program Confirms Extension of KSM’s Deep Kerr Deposit
• Updated Independent Resource Estimates Commissioned for Mitchell and Deep Kerr Deposits
•  $14.6 Million Non-Brokered Private Placement Strengthens Balance Sheet

2015 Drilling at Deep Kerr Expected to Add Resources
In the past two years, Seabridge has successfully targeted higher grade zones beneath KSM’s near-surface porphyry deposits, resulting in the discovery of Deep Kerr and the Iron Cap Lower Zone, two copper-rich deposits that have added nearly one billion tonnes of better grade material to project resources. The 2015 program continued this multi-year exploration effort to add higher grade zones by testing the down plunge extension of the Mitchell Deposit as well as expanding resources at Deep Kerr. The program met its objectives and was completed about $2 million below budget.

Exploration results from this year’s program at Mitchell were included in the 2nd Quarter Report to Shareholders. Wide, higher grade intercepts strongly support an expansion of the Mitchell Deposit at depth. An updated independent resource estimate for Mitchell is expected in the first quarter of 2016.

This year’s program at Deep Kerr was also successful. Two original holes (K-15-49 and K-15-50) and three daughter holes (K-15-49A, K-15-49B and K-50-A) were drilled into the west part of deposit. Highlights from this year’s drilling include Hole K-15-49 which intercepted 483 meters averaging 0.43 g/T gold and 0.56% copper including a 250 meter interval grading 0.49 g/T gold and 0.70% copper as well as Hole K-15-49A which intercepted 340 meters averaging 0.53 g/T gold and 0.60% copper including a 197 meter interval grading 0.69 g/T gold and 0.72% copper.

The Deep Kerr holes drilled this year were designed to establish dip continuity of the high-grade west limb for a proposed block cave operation. Results confirm that the mineralized envelope of the west limb extends more than 450 meters along strike and more than 400 meters down dip with grades and widths improving at depth. The shape of this zone continues to be highly favorable to underground bulk mining as it grows in size. The zone remains open along strike and at depth and future drill tests are expected to extend it further. However, the current focus is to better understand the evident improvement of grade at depth so as to direct future drilling into the highest grade material. (please see: http://seabridgegold.net/pdf/NNov3-15-maps.pdf) An updated independent resource estimate for Deep Kerr is now underway and is expected to be completed in Q1 2016.

Deep Kerr continues to grow both its known mineralization and its upside potential. This year’s program demonstrates that grade continues to increase at depth, especially for gold, and that the limits of the Deep Kerr deposit have yet to be found. Additionally, our geologic team is increasingly intrigued with the high grade potential of the less-explored east limb. Our focus at the moment is on enhancing the near-term value of KSM but the big picture continues to unfold in a most exciting way. The more we learn about KSM, the less we know about its limits.

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106 Front Street East, Suite 400, Toronto, OntarioM5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

The following table summarizes the drill hole intercepts from this year’s program at Deep Kerr:

Drill Hole ID	Total Depth	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper %	Silver (g/T)
K-15-49	1755.4 including	1152.3	1253.4	101.1	0.20	0.37	1.3
		1272.0	1755.4	483.4	0.43	0.56	2.9
		1466.4	1716.4	250.0	0.49	0.70	3.7
K-15-49A	1710.4 including	1304.4	1644.2	339.8	0.53	0.60	3.1
		1358.2	1555.0	196.8	0.69	0.72	4.0
K-15-49B	1731.4	963.5	1020.1	56.6	0.67	0.12	7.0
		1379.0	1461.6	82.6	0.43	0.55	3.3
		1534.5	1668.9	134.4	0.20	0.45	1.4
	including	1574.0	1627.2	53.2	0.31	0.56	1.7
K-15-50	1764.4 including including	1430.4	1764.4	334.0	0.41	0.30	2.4
		1433.0	1598.4	165.4	0.56	0.27	3.1
		1659.4	1713.8	54.4	0.29	0.41	2.0
K-15-50A	1718.5	1246.5	1369.5	123.0	0.44	0.30	2.1
		1452.5	1704.5	252.0	0.38	0.31	2.2
	including	1559.3	1620.5	61.2	0.63	0.42	3.1

$14.6 Million Non-Brokered Private Plavement Strengthens Balance Sheet
On October 30, Seabridge closed its previously announced a non-brokered private placement consisting of 1.8 million common shares of the Company at a price of $8.10 per share for gross proceeds of $14,580,000. There were no commissions payable on the financing. Funds from the private placement will be used for general working capital requirements. FCMI Parent Co. (“FCMI”), an entity controlled by Albert D. Friedberg and members of his immediate family, purchased 1.5 million shares of the private placement. FCMI has been a shareholder of Seabridge since 2001.

The proceeds from this financing are sufficient to cover Seabridge’s planned ongoing property holding costs and corporate G&A into 2017. Our plan is to fund exploration separately through flow-through offerings at a premium to market, if and when our board determines that further programs are warranted. As in previous years, Seabridge expects this year’s exploration program to generate additional gold resources which more than offset the share dilution required to finance the Company’s operations. Growing gold ownership per share remains a key objective for Seabridge.

The Gold Market
In years past, the annual and quarterly reports to shareholders included our views on the gold market. In January 2015 we decided to publish our gold market commentary on a more frequent basis on our website under Gold Market Flash Notes. To see these notes please visit http://seabridgegold.net/case4gold.php.

Financial Results

During the three month period ended September 30, 2015 Seabridge posted a net loss of $2.6 million ($0.05 per share) compared to a loss of $2.8 million ($0.06 per share) for the same period last year. During the 3rd quarter, Seabridge invested $7.2 million in mineral interests, primarily at KSM, compared to $13.8 million during the same period last year. At September 30, 2015, net working capital was $8.7 million compared to $12.5 million at December 31, 2014. As detailed above, subsequent to the end of the 3rd quarter, Seabridge improved its working capital position with the closing of a $14.6 million non-brokered private placement.

On Behalf of the Board of Directors,

Rudi P. Fronk
Chairman and Chief Executive Officer
Toronto, Canada
November 12, 2015